SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 18, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Sinopec Shanghai Petrochemical Company Limited

Rules of Procedure of the Nomination Committee

of the Board

Considered and approved at the Fifth Meeting of the Seventh Session of the Board on 29 March 2012

Chapter 1: General Provisions

Article 1: In order to govern the appointment of directors and officers of Sinopec Shanghai Petrochemical Company Limited (the “Company”), to optimize the composition of the board of directors of the Company (the “Board”) and to improve its corporate governance structure, the Company has established the nomination committee (the “Nomination Committee”) under the Board and developed these Rules of Procedure pursuant to Company Law of the People’s Republic of China, Code of Corporate Governance for Listed Companies in China, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Articles of Association of the Company (the “Articles of Association”) and other relevant regulations.

Article 2: The Nomination Committee shall be a special committee under the Board. It is accountable to the Board and is primarily responsible for making recommendations to the Board on the appointment procedures and criteria as well as qualifications for the directors and officers of the Company.

Article 3: The working and convening procedures of, the voting methods of and the resolutions passed at Nomination Committee meetings shall be in compliance with the relevant laws, regulations, Articles of Association and these Rules of Procedure.

Chapter 2: Composition

Article 4: The members of the Nomination Committee shall be composed of three directors, of which independent non-executive directors shall be in the majority.

Article 5: The members of the Nomination Committee (the “Members”) shall be nominated by the chairman, by a majority of the independent non-executive directors or by more than one-third of all the directors, and be elected by the Board by resolutions.

Article 6: The Nomination Committee shall have a chairperson (convener) who shall be a Member and an independent non-executive director designated by the chairman of the Board or the Board. The chairperson shall be in charge of the work of the Nomination Committee.

Article 7: The chairperson shall perform the following duties:

(1)	to convene and chair Nomination Committee meetings;

(2)	to lead, supervise and review the work of the Nomination Committee to ensure that the Nomination Committee functions effectively and performs its duties;

(3)	to report work progress to the Board on behalf of the Nomination Committee;

(4)	to review, approve and sign the reports and other documents of the Nomination Committee; and

(5)	to perform other duties as assigned by the Board.

When the chairperson is unable to perform his duties due to any reasons, he shall designate a Member to perform his duties on his behalf.

Article 8: The term of office of the Members shall correspond with the term of office of the Board. Upon expiration of the term of office, a Member may serve another term of office upon reappointment. If a Member no longer takes up the directorship of the Company during his term of office, he shall automatically be disqualified as a Member, and the Board shall appoint a replacement pursuant to the provisions hereof. The term of office of a Member who fills the vacancy shall continue until the end of his term of office as a director of the Company.

Article 9: A Member may tender his resignation to the Board before the expiration of his term of office. The resignation report shall provide an explanation of the reasons for his resignation and matters about which the Board may be concerned. When the number of the Members does not meet the number prescribed hereunder, the Board shall, according to the provisions hereof, make up the number of the Members. The term of office of a Member who fills the vacancy shall continue until the end of his term of office as a director of the Company.

Article 10: The secretary to the Board shall be responsible for the day-to-day liaison work of the Nomination Committee and shall handle the relevant specific affairs of the Nomination Committee.

Chapter 3: Duties and Powers

Article 11: The major duties and powers of the Nomination Committee:

(1)	to examine the criteria, procedures and methods for the selection of directors and officers and to submit the same to the Board for consideration;

(2)	to review the structure, size and composition of the Board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the Board to complement the Company’s corporate strategies;

(3)	to identify candidates with appropriate qualifications to act as directors and to select and nominate such candidates;

(4)	to conduct an investigation into the candidates for directorships and the position of general manager and to recommend to the Board;

(5)	to make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors (especially the chairman and the general manager);

(6)	to assess the independence of independent non-executive directors;

(7)	to conduct fact-finding investigations into the candidates for other management positions as proposed by the general manager and to offer opinions on such investigations to the Board;

(8)	to search for candidates available for employment in the domestic and overseas human resources markets and within the Company and to make recommendations to the Board;

(9)	to perform other duties as assigned by the Board; and

(10)	to perform other duties as assigned by the securities regulatory authorities in places where the Company is listed.

Article 12: The Nomination Committee shall be accountable to the Board and shall report to the Board on its work on a regular basis.

Chapter 4: Work Procedures

Article 13: The election and appointment procedures for directors and officers:

(1)	to conduct a comprehensive evaluation and analysis of the Company’s existing directors and officers in line with the development needs of the Company, and offer recommendations on the demand thereof;

(2)	to search for candidates for directorships and officer-level positions through various channels based on the demand;

(3)	to collect information about short-listed candidates such as their occupations, qualifications, titles and detailed work experience including all part-time jobs, and compile them into written materials;

(4)	to seek the consent of the candidates nominated for directorships and officer-level positions by relevant offices or personnel pursuant to the laws and regulations, the rules of the stock exchanges where the Company’s shares are listed and the Articles of Association, failing which they may be excluded from consideration as candidates for directors and officers;

(5)	to convene Nomination Committee meetings and to conduct qualification checks on the candidates to ensure that they meet the qualifications required for the positions;

(6)	to submit to the Board recommendations for candidates and other relevant materials; and

(7)	to carry out other follow-up work based on the decisions of the Board and the relevant feedback.

Article 14: The Nomination Committee’s operating expenses shall be included in the Company’s budget. In the performance of its duties, the Nomination Committee shall have the right to engage a headhunting company, a background investigation firm and other professional agencies or persons to provide independent professional advice on its decision-making. Reasonable expenses incurred in connection therewith shall be borne by the Company. The Nomination Committee shall investigate the experience and backgrounds of the engaged agencies and consultants to ensure that the opinions formed by such agencies or consultants are fair and impartial and without prejudice to the interests of the Company. Such agencies or consultants shall enter into an undertaking of confidentiality with the Company.

Chapter 5: Rules for Meetings

Article 15: The Nomination Committee shall convene a meeting upon proposal by the chairperson or more than two Members. The notice of the meeting shall be given to all Members seven days in advance. The notice period may be shortened with the written consent of all Members or the unanimous consent of the Members present in person at a meeting. Meetings shall be chaired by the chairperson of the Nomination Committee. If the chairperson is unable to attend a meeting, he may appoint another Member to chair the meeting in his place.

Article 16: The Nomination Committee shall convene a meeting only when more than two-thirds of the Members are present thereat; each Member shall have one vote; any resolutions proposed at a meeting shall be passed by a majority of all Members.

Article 17: A Member may attend a meeting in person, or may appoint another Member to attend the meeting and exercise his voting rights on his behalf whilst the appointing Member shall assume the relevant responsibilities. A Member shall submit a power of attorney to the chairman of a meeting if he appoints another Member to attend the meeting and exercise his voting rights on his behalf. The power of attorney shall be provided to the chairman of the meeting no later than the voting with specific scope and term of authority. Each Member shall not accept appointment to act on behalf of more than two Members at a time. The Members who attend meetings on behalf of other Members shall exercise their rights within their scope of authority.

The Power of attorney shall contain:

(1)	the names of the principal and the proxy;

(2)	the principal’s brief comments on each proposal;

(3)	the principal’s scope of authority and instructions for his intended votes on the proposals; and

(4)	the principal’s signature, date of such signature etc..

A Member who neither attends a Nomination Committee meeting in person and nor appoints another Member to exercise his rights on his behalf shall be deemed as having not attended such meeting.

Article 18: A Member who fails to attend two consecutive meetings shall be deemed as having failed to perform his duties and powers in a proper manner. The Board may remove such Member from his position.

Article 19: Nomination Committee meetings may be convened at a fixed location in ways of “separate review and focused discussion” and “focused review and discussion”. The Members shall offer their opinions on the proposals at a meeting after full consideration and discussion. Voting shall be made by a show of hands or by ballot at Nomination Committee meetings; provided that the Members are assured to be able to fully express their opinions, meetings not held at a fixed location may be held by means of facsimile or telephone or other communication means, and resolutions may be made by means of facsimile and signed by the Members attended thereat.

Article 20: A Nomination Committee meeting held at a fixed location shall have minutes which shall contain the following particulars:

(1)	the serial number of the meeting; the method of convening the meeting; the date and location of the meeting; and name of the Member presided at the meeting;

(2)	the attendees, absentees and proxies at the meeting;

(3)	the names and positions of the persons who attend the meeting as non-voting attendees;

(4)	the issues discussed at the meeting;

(5)	the key points of the remarks by the Members and the relevant persons who attend the meeting as non-voting attendees (including any concerns raised or dissenting views expressed by the Members over the matters under consideration);

(6)	the methods of voting on and voting results (including the number of affirmative votes, negative votes or abstaining votes) of each resolution or proposal;

(7)	the name of the person who takes the minutes; and

(8)	other matters that must be stated and contained in the minutes.

Draft and final versions of the minutes of a meeting shall be sent to all Members of the Nomination Committee within a reasonable time after each meeting is held. The draft version shall be made available for the Members to express their opinions while the final version shall be used for record-keeping purposes. The Members who are present at the meeting and the leaders of the working groups that attended such meeting as non-voting attendees shall sign the minutes; the minutes shall be kept by the secretary to the Board and shall be open for inspection by any Member at the reasonable request of any Member. Minutes shall be kept for a period of ten years.

Where Nomination Committee meetings held by way of communications, the minutes shall include proposals, resolutions and signatures of Members.

Article 21: Resolutions passed at a meeting of the Nomination Committee and the voting results thereat shall be reported in writing to the Board.

Article 22: A Member shall abstain from a meeting if he has an interest in the matter discussed thereat.

A proposal shall be considered and resolved at a Nomination Committee meeting at which interested Members are not counted in the quorum. In the event that the Members present thereat do not meet the minimum quorum after the interested Members abstain therefrom, all Members present (including the interested Members) shall make a resolution on procedural issues as the submission of such proposal to the Board for consideration, and such proposal shall be considered by the Board.

The minutes of and the resolutions passed at Nomination Committee meetings shall specify the details about the interested Members who are not counted in the quorum and do not vote.

Article 23: In addition to reporting to the Board pursuant to the requirements hereof, the Members present at a meeting and the persons who attend the meeting as non-voting attendees shall be obliged to maintain confidentiality towards the matters discussed thereat. No such Members or persons may disclose the relevant information without authorization.

Chapter 6: Supplementary Provisions

Article 24: Unless otherwise specified, the terms used herein shall have the same meanings as ascribed to them in the Articles of Association.

Article 25: These Rules of Procedure are formulated and amended by the Board, and will take effect after being considered and approved by the Board.

Article 26: For the purposes hereof, the terms “more than”, “above” and “within” shall include the number itself; “over”, “do not meet” and “less than” shall exclude the number itself.

Article 27: Matters not covered hereunder shall be dealt with pursuant to the relevant laws, regulations, rules and regulatory documents of the People’s Republic of China as well as the relevant requirements of the securities regulatory authorities in the places where the Company is listed and the Articles of Association. In case of any conflict between these Rules of Procedure and such laws, regulations, rules and regulatory documents of the People’s Republic of China as well as such requirements of the securities regulatory authorities and the Articles of Association, such laws, regulations, rules and regulatory documents of the People’s Republic of China as well as such requirements of the securities regulatory authorities and the Articles of Association shall prevail, and amendments shall be made immediately to these Rules of Procedure and submitted to the Board for consideration and approval.

Article 28: These Rules of Procedure shall be construed by the Board.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below.

Executive Director, Chairman

Rong Guangdao

Executive Director, Vice Chairman, President

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Directors, Vice Presidents

Li Honggen

Shi Wei

Executive Director, Chief Financial Officer

Ye Guohua

Non-executive Directors

Lei Dianwu

Xiang Hanyin

Independent Non-executive Directors

Shen Liqiang

Jin Mingda

Wang Yongshou

Cai Tingji

There are 3 Board committees*. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee*
Rong Guangdao			C
Wang Zhiqing
Wu Haijun
Li Honggen
Shi Wei
Ye Guohua		M
Lei Dianwu
Xiang Hanyin
Shen Liqiang	M
Jin Mingda		M	M
Wang Yongshou	M	C	M
Cai Tingji	C

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees
*	The Board resolved to establish the nomination committee of the Company on 29 March 2012, subject to the approval of the shareholders of the Company at its forthcoming shareholders’ general meeting.